[Graphic Omitted]  WYNNEFIELD CAPITAL, INC.

450 7th Avenue, Suite 500                              Nelson Obus (212)760-0134
New York, NY 10123                                   Joshua Landes (212)760-0814
                                                        Max Batzer (212)760-0330
Tel: (212) 760-0814                                    Peter Black (212)760-0724
Fax: (212) 760-0824                              Stephen Zelkowicz (212)760-0278
www.wynnefieldcapital.com



                                 March 9, 2002

Mr. Keith A. Peterson, Chairman, President, and CEO
Mr. Timothy G. Johnson, Executive Vice President and COO
Mr. Joseph K. O'Brien, Vice President, CFO, and Secretary
Mr. Edward A. Foehl, Director
Mr. Frank G. Magdlen, Director
Mr. Robert A. Brown, Director
Phoenix Gold International, Inc.
9300 North Decatur
Portland, Oregon  97203

Gentlemen:

     I am writing to reiterate our view that you have failed to protect the interests of outside shareholders of Phoenix Gold International, Inc. ("PGLD") in the manner expected of a publicly held company. At the recent shareholder meeting, we questioned you about several specific matters supporting this view, including the company's repurchase of shares from its COO. Your answers to these inquiries were either unsatisfactory or unresponsive. It is as if we asked you what time it is, and you responded that it is sunny outside.

     The situation has worsened since the annual meeting. As we predicted in the supporting statement to our shareholder proposal in the company's proxy materials, PGLD has been notified that it is no longer in compliance with Nasdaq's public float requirement and will face delisting from the Nasdaq
SmallCap market if it does not regain compliance by May 15, 2002. You have publicly warned that there can be no assurance the requirements will be met by that date. This is very disappointing news. As you explain in the company's 10-K for fiscal year 2001, delisting will make it "more difficult to dispose of, or obtain accurate quotations as to the price of," PGLD stock. This once again confirms the company is not being properly operated as, nor should it remain, a standalone public company.

     In his January 2002 letter to shareholders accompanying PGLD's proxy materials, Mr. Peterson attributed the company's disappointing performance to unfavorable market conditions. This explanation is unpersuasive in light of strong performances by some of your competitors.

     For instance, Rockford Corporation recently announced significantly better results than PGLD for the three-month period ending December 31, 2001. For that period, Rockford


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announced  earnings  of 9 cents per share while PGLD  reported  earnings of zero cents per share. Rockford's stock now trades at within a dollar of its 52-week high of $9.53. We wonder how Rockford can continue to succeed in current market conditions while PGLD struggles to break even.

     Mr. Peterson's January letter to shareholders--his only communication with shareholders in the last 12 months--also boasted of gaining new business from Best Buy. Whatever product sales PGLD made to Best Buy pale in comparison to the 17 percent of Rockford's total revenues attributable to Best Buy. Moreover, we hardly think that regaining some portion of the Best Buy business you lost to Rockford in 1999 constitutes a major accomplishment for PGLD.

     At the shareholder meeting and in our previous correspondence, we detailed our concerns about the repurchase of 20,000 shares from the company's COO in May of 2001. When asked at the shareholder meeting whether future purchases from insiders were contemplated, Mr. Johnson stated that the company had in place a policy "based on one used by Nike" under which future purchases could take place. In a letter dated March 1, 2002, the company's legal counsel confirmed what we suspected at the meeting: this policy deals with when insiders can buy or sell stock on the open market and does not provide independent authorization for, or even address, repurchases by the company. PGLD's legal counsel also indicated that stock repurchases from officers and other shareholders are considered by the board on an ad hoc basis and that the company does not have in place any plan authorizing future repurchases from management.

     This response is unsatisfactory. The insider trading policy discussed by Mr. Johnson sheds no light on how management and the board could authorize a repurchase of a large block of stock from Mr. Johnson in light of the company's depleted cash reserves. We are particularly disappointed that one or more of the company's "independent" board members--Messrs. Foehl, Magdlen, and Brown--authorized this transaction. If this transaction reflects their best judgment, then their judgment is flawed. The purpose of this company is not to provide liquidity for Mr. Johnson.

     We   once   again   urge   you  to   explore   strategies   for   realizing
outside-shareholder value. During a telephone call on November 2, 1999, Messrs. Foehl and Magdlen told Wynnefield that PGLD easily could have bought out minority shareholders at a fair price on the strength of PGLD's own balance sheet. Because we fear that a going-private transaction is no longer an option in light of the company's current balance sheet, we once again urge the company to seek a buyer or strategic partner. The situation is worsening as evidenced by the latest delisting communications from Nasdaq.
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     We continue to welcome a real dialogue  about the future of the company.  A board representative would provide this forum. Because we received enough votes to substantially exceed the resubmission threshold of Rule 14a-8, we intend to resubmit our proposal for minority shareholders representation on the board in future years until management takes meaningful steps towards improving the situation of minority shareholders. We continue to receive inquiries from trade publications about our filings in connection with the proposal, and we intend to answer those inquiries solely and exclusively relevant to our filing.

     In sum, we do not believe that you are running PGLD in the manner expected of a public company. Being public is providing little benefit to PGLD because the company cannot raise capital through its stock and there is no significant liquidity for investors other than executive management. We urge you, as we did at the shareholder meeting and on prior occasions, to seek buyers or strategic partners to provide outside shareholders an opportunity to realize value from their investment.

                                   Sincerely,


                                   /s/ Nelson Obus
                                   Nelson Obus